UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

____________________________________________
SCHEDULE 13D
(Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

 ____________________________________________

Entravision Communications Corporation
(Name of Issuer)
Class A Common Stock, $0.0001 par value
(Title of Class of Securities)
29382R107
(CUSIP NUMBER)
Christopher D. Moore
Angelo, Gordon & Co, L.P.
245 Park Avenue, 26th Floor
New York, NY 10167
Tel. No.: (212) 692-2009

COPIES TO:

Jason Daniel
Akin Gump Strauss Hauer & Feld LLP
2300 N. Field Street
Suite 1800
Dallas, TX 75201
(214) 969-4209
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 15, 2020
(Date of event which requires filing of this statement)

____________________________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ◻
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 29383R107	13D

1	NAME OF REPORTING PERSONS Angelo, Gordon & Co., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,911,493
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,911,493
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,911,493
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.88%
14	TYPE OF REPORTING PERSON* IA, PN

CUSIP No. 29383R107	13D

1	NAME OF REPORTING PERSONS AG Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,911,493
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,911,493
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,911,493
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.88%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 29383R107	13D

1	NAME OF REPORTING PERSONS JAMG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,911,493
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,911,493
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,911,493
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.88%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 29383R107	13D

1	NAME OF REPORTING PERSONS Michael L. Gordon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,911,493
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,911,493
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,911,493
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.88%
14	TYPE OF REPORTING PERSON* IN, HC

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed by (i) Angelo, Gordon & Co., L.P., a Delaware limited partnership (“Angelo Gordon”), (ii) AG Partners, L.P., a Delaware limited partnership (“AG Partners), (iii) JAMG LLC, a Delaware limited liability company (“JAMG”) and (iv) Michael L. Gordon (collectively with Angelo Gordon, AG Partners and JAMG, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on September 9, 2019, as amended by the Amendment No. 1 to Schedule 13D (the "Amendment No. 1"), filed May 12, 2020 (the “Schedule 13D”).

This Amendment No. 2 amends and supplements the Schedule 13D as specifically set forth herein.
All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3.	Source and Amount of Funds
Item 3 of the Schedule 13D is hereby amended and restated to read as follows:
The Reporting Persons purchased 5,911,493 shares of Common Stock on behalf of the Accounts in open market transactions through a broker using the working capital of the Accounts. The aggregate purchase price of such shares of Common Stock purchased in the open market and directly held by the Accounts was approximately $15,856,870.
Purchases of some securities for certain Accounts were effected through margin accounts maintained with brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the brokers’ credit policies. In such instances, the positions held in the margin accounts may be pledged as collateral security for the repayment of debit balances in the accounts of the Accounts.
One of the Accounts has borrowed pursuant to a subscription line maintained with a bank.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated to read as follows:
(a) - (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.  Such information is based on 59,815,198 shares of Common Stock outstanding as of May 4, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 8, 2020.
Angelo Gordon, in its capacity as investment manager to the Accounts, has sole power to vote 5,911,493 shares of Common Stock and the power to dispose of 5,911,493 shares of Common Stock held in the Accounts. As the sole general partner of Angelo Gordon, AG Partners may be deemed to have the sole power to vote 5,911,493 shares of Common Stock and the power to dispose of 5,911,493 shares of Common Stock held in the Accounts. As the general partner of AG Partners, JAMG may be deemed to have the sole power to vote 5,911,493 shares of Common Stock and the power to dispose of 5,911,493 shares of Common Stock held in the Accounts.  As the managing member of JAMG and the chief executive officer of Angelo Gordon, Michael L. Gordon may be deemed to have sole power to vote 5,911,493 shares of Common Stock and the power to dispose of 5,911,493 shares of Common Stock held in the Accounts.
(c) Transactions in the shares of Common Stock by the Reporting Persons since the filing of Amendment No. 1 are listed in Annex A attached hereto, which is incorporated herein by reference.
(d) Not Applicable.
(e) Not Applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: May 15, 2020
ANGELO, GORDON & CO., L.P.

By: AG Partners, L.P
Its General Partner

By: JAMG LLC
Its General Partner

By: MICHAEL L. GORDON
Its Managing Member

By: /s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact

AG PARTNERS, L.P

By: JAMG LLC
Its General Partner

By: MICHAEL L. GORDON
Its Managing Member

By: /s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact

JAMG LLC

By: MICHAEL L. GORDON
Its Managing Member

By: /s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact

MICHAEL L. GORDON

By: /s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact

Annex A
The following table sets forth all transactions by the Reporting Persons (on behalf of the Accounts) with respect to shares of Common Stock since the filing of Amendment No. 1, inclusive of any transactions effected through 4:00 p.m., New York City time, on May 15, 2020. Except as otherwise noted below, all such transactions were purchases of Common Stock effected in the open market, and the table excludes commissions paid in per share prices.

Trade Date	Amount Purchased/(Sold)	Price
5/13/2020	37,850		1.187	(1)
5/14/2020	973,645		1.2277	(2)

(1) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.115 to $1.24, inclusive. The reporting persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnotes (1) and (2).
(2) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.195 to $1.28, inclusive.